FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 26 April, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F _Ö_ Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Condensed Interim Financial Statements for the three-month period ended March 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 April, 2023

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the three-month period ended March 31, 2023

TENARIS S.A.
26, Boulevard Royal - 4th Floor
L-2449 - Luxembourg
R.C.S. Luxembourg: B 85203

Tenaris

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

		Three-month period ended March 31,
		2023	2022
	Notes	(Unaudited)
Net sales	3	4,141,181	2,367,041
Cost of sales	4	(2,307,779)	(1,521,942)
Gross profit		1,833,402	845,099
Selling, general and administrative expenses	5	(487,347)	(364,922)
Other operating income (expense), net		5,299	4,077
Operating income		1,351,354	484,254
Finance Income	6	47,887	8,825
Finance Cost	6	(31,545)	(1,835)
Other financial results	6	4,477	(8,108)
Income before equity in earnings of non-consolidated companies and income tax		1,372,173	483,136
Equity in earnings of non-consolidated companies	14	53,006	87,604
Income before income tax		1,425,179	570,740
Income tax		(295,972)	(67,307)
Income for the period		1,129,207	503,433

Attributable to:
Shareholders' equity		1,128,627	502,774
Non-controlling interests		580	659
		1,129,207	503,433
Earnings per share attributable to shareholders' equity during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537

Basic and diluted earnings per share (U.S. dollars per share)		0.96	0.43
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.91	0.85

(*) Each ADS equals two shares.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Income for the period	1,129,207	503,433
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	17,462	28,085
Change in value of cash flow hedges and instruments at fair value	9,633	(12,237)
From participation in non-consolidated companies:
- Currency translation adjustment	4,932	30,861
- Changes in the value of cash flow hedges, instruments at fair value and others	(1,175)	(1,576)
	30,852	45,133
Items that will not be reclassified to profit or loss:
Remeasurements of post-employment benefit obligations	-	(326)
Income tax on items that will not be reclassified	(1)	-
Remeasurements of post-employment benefit obligations of non-consolidated companies	33	(26)
	32	(352)
Other comprehensive income for the period	30,884	44,781
Total comprehensive income for the period	1,160,091	548,214

Attributable to:
Shareholders' equity	1,159,365	547,543
Non-controlling interests	726	671
	1,160,091	548,214

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

		At March 31, 2023		At December 31, 2022
	Notes	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	8	5,558,141		5,556,263
Intangible assets, net	9	1,331,221		1,332,508
Right-of-use assets, net	10	112,363		111,741
Investments in non-consolidated companies	14	1,597,442		1,540,646
Other investments NC	11	381,994		119,902
Deferred tax assets		228,501		208,870
Receivables, net		231,458	9,441,120	211,720	9,081,650
Current assets
Inventories, net		3,991,501		3,986,929
Receivables and prepayments, net		174,846		183,811
Current tax assets		224,397		243,136
Trade receivables, net		2,834,369		2,493,940
Derivative financial instruments CA	12	30,433		30,805
Other investments C	11	1,081,141		438,448
Cash and cash equivalents	11	861,494	9,198,181	1,091,527	8,468,596
Total assets			18,639,301		17,550,246
EQUITY
Shareholders' equity			15,065,074		13,905,709
Non-controlling interests			129,454		128,728
Total equity			15,194,528		14,034,437
LIABILITIES
Non-current liabilities
Borrowings		56,739		46,433
Lease liabilities	10	82,118		83,616
Deferred tax liabilities		329,861		269,069
Other liabilities		233,499		230,142
Provisions		103,215	805,432	98,126	727,386
Current liabilities
Borrowings		536,907		682,329
Lease liabilities	10	32,481		28,561
Derivative financial instruments CL	12	6,831		7,127
Current tax liabilities		509,460		376,240
Other liabilities		335,835		260,614
Provisions		14,053		11,185
Customer advances		136,172		242,910
Trade payables		1,067,602	2,639,341	1,179,457	2,788,423
Total liabilities			3,444,773		3,515,809
Total equity and liabilities			18,639,301		17,550,246

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2022	1,180,537	118,054	609,733	(1,138,681)	(325,572)	13,461,638	13,905,709	128,728	14,034,437
Income for the period	-	-	-	-	-	1,128,627	1,128,627	580	1,129,207
Currency translation adjustment	-	-	-	17,316	-	-	17,316	146	17,462
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(1)	-	(1)	-	(1)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	9,633	-	9,633	-	9,633
From other comprehensive income of non-consolidated companies	-	-	-	4,932	(1,142)	-	3,790	-	3,790
Other comprehensive income for the period	-	-	-	22,248	8,490	-	30,738	146	30,884
Total comprehensive income for the period	-	-	-	22,248	8,490	1,128,627	1,159,365	726	1,160,091
Balance at March 31, 2023	1,180,537	118,054	609,733	(1,116,433)	(317,082)	14,590,265	15,065,074	129,454	15,194,528

	Shareholders' equity
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non- controlling interests	Total
									(Unaudited)
Balance at December 31, 2021	1,180,537	118,054	609,733	(1,051,133)	(336,200)	11,439,587	11,960,578	145,124	12,105,702
Income for the period	-	-	-	-	-	502,774	502,774	659	503,433
Currency translation adjustment	-	-	-	28,149	-	-	28,149	(64)	28,085
Remeasurements of post-employment benefit obligations, net of taxes	-	-	-	-	(356)	-	(356)	30	(326)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(12,283)	-	(12,283)	46	(12,237)
From other comprehensive income of non-consolidated companies	-	-	-	30,861	(1,602)	-	29,259	-	29,259
Other comprehensive income (loss) for the period	-	-	-	59,010	(14,241)	-	44,769	12	44,781
Total comprehensive income (loss) for the period	-	-	-	59,010	(14,241)	502,774	547,543	671	548,214
Balance at March 31, 2022	1,180,537	118,054	609,733	(992,123)	(350,441)	11,942,361	12,508,121	145,795	12,653,916

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of USD1.00 per share. As of March 31, 2023 and 2022 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves includes mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in note 15.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

		Three-month period ended March 31,
	Notes	2023	2022
		(Unaudited)
Cash flows from operating activities
Income for the period		1,129,207	503,433
Adjustments for:
Depreciation and amortization	8, 9 & 10	125,453	143,076
Income tax accruals less payments		188,856	6,915
Equity in earnings of non-consolidated companies	14	(53,006)	(87,604)
Interest accruals less payments, net		(3,700)	(1,300)
Changes in provisions		7,957	6,888
Changes in working capital (*)		(460,557)	(591,821)
Others and currency translation adjustment		(13,440)	(6,191)
Net cash provided by (used in) operating activities		920,770	(26,604)

Cash flows from investing activities
Capital expenditures	8 & 9	(117,088)	(66,934)
Changes in advance to suppliers of property, plant and equipment		33	(18,565)
Proceeds from disposal of property, plant and equipment and intangible assets		4,796	4,819
Changes in investments in securities		(890,636)	109,236
Net cash (used in) provided by investing activities		(1,002,895)	28,556

Cash flows from financing activities
Payments of lease liabilities		(10,758)	(15,678)
Proceeds from borrowings		559,274	268,143
Repayments of borrowings		(679,892)	(256,144)
Net cash used in financing activities		(131,376)	(3,679)

Decrease in cash and cash equivalents		(213,501)	(1,727)

Movement in cash and cash equivalents
At the beginning of the period		1,091,433	318,067
Effect of exchange rate changes		(16,518)	(2,021)
Decrease in cash and cash equivalents		(213,501)	(1,727)
At March 31,		861,414	314,319

		At March 31,
Cash and cash equivalents		2023	2022
Cash and bank deposits		861,494	315,399
Bank overdrafts		(80)	(1,080)
		861,414	314,319

(*) Changes in working capital do not include non-cash movements due to the variations in the exchange rates used by subsidiaries with functional currencies different from the U.S. dollar for an amount of $9.4 million for the three-month period ended March 2023 and $16.8 million for the three-month period ended March 2022.

The accompanying notes are an integral part of these Consolidated Condensed Interim Financial Statements. These Consolidated Condensed Interim Financial Statements should be read in conjunction with our audited Consolidated Financial Statements and notes for the fiscal year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information
2	Accounting policies and basis of presentation
3	Segment information
4	Cost of sales
5	Selling, general and administrative expenses
6	Financial results
7	Dividend distribution
8	Property, plant and equipment, net
9	Intangible assets, net
10	Right-of-use assets, net and lease liabilities
11	Cash and cash equivalents and other investments
12	Derivative financial instruments
13	Category of financial instruments and classification within the fair value hierarchy
14	Investments in non-consolidated companies
15	Contingencies, commitments and restrictions to the distribution of profits
16	Cancellation of title deed in Saudi Steel Pipe Company
17	Foreign exchange control measures in Argentina
18	Related party transactions
19	Nationalization of Venezuelan Subsidiaries
20	Termination of NKKTubes joint venture
21	Events after the reporting period

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

1	General information

Tenaris S.A. (the "Company") was established as a public limited liability company (société anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Condensed Interim Financial Statements to “Tenaris” refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in note 32 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange, and its American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Condensed Interim Financial Statements were approved for issuance by the Company’s Board of Directors on April 26, 2023.

2	Accounting policies and basis of presentation

These Consolidated Condensed Interim Financial Statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IASB”) and as adopted by the European Union (“EU”). The accounting policies used in the preparation of these Consolidated Condensed Interim Financial Statements are consistent with those used in the audited Consolidated Financial Statements for the year ended December 31, 2022. These Consolidated Condensed Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and in conformity with IFRS as adopted by the EU.

The preparation of Consolidated Condensed Interim Financial Statements requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet dates, and the reported amounts of revenues and expenses for the reported periods. Actual results may differ from these estimates. The main areas involving significant estimates or judgments are impairment of goodwill and long-lived assets, impairment in investments in associates; income taxes; obsolescence of inventory; contingencies; allowance for trade receivables; post-employment and other long-term benefits; business combinations; useful lives of property, plant and equipment and other long-lived assets; fair value estimation of certain financial instruments and property title ownership restriction. During the period there were no material changes in the significant accounting estimates and judgements.

Tenaris carefully assesses the potential impact of climate change and energy transition on its business and on the risks to its markets and its tangible and intangible assets, and adapts its business strategy accordingly. These events did not impact materially management judgments and estimates used in the preparation of these Consolidated Condensed Interim Financial Statements. For further information, see note 37 to our audited Consolidated Financial Statements for the year ended December 31, 2022.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris’s subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is their respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Condensed Interim Income Statement under Other financial results.

Starting January 1, 2023, the Company changed the functional currency of its Brazilian subsidiaries, from the Brazilian Real to the U.S. dollar.

This decision is a result of a significant increase of its Brazilian Subsidiaries’ participation in the OCTG and line pipe international markets, a trend which started in recent years and has been strengthened in 2022, an increased level of integration of the local operations within Tenaris’s international commercial and supply chain system, as well as the fact that the main purchase agreement contracts and the long term sales agreement contracts with major international and local oil companies are both indexed to the U.S. dollar. Local steel prices are also being affected by the U.S. dollar / Brazilian Real fluctuations.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

There were no significant changes in valuation techniques during the period and there have been no changes in any risk management policies since the year ended December 31, 2022.

None of the accounting pronouncements applicable after December 31, 2022, and as of the date of these Consolidated Condensed Interim Financial Statements had a material effect on the Company’s financial condition or result of its operations.

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current period.

3	Segment information

Reportable operating segment

(All amounts in millions of U.S. dollars)

Three-month period ended March 31, 2023 - (Unaudited)	Tubes	Other	Total
Management view - operating income	1,349	35	1,384
Difference in cost of sales			(32)
Differences in selling, general and administrative expenses			(1)
IFRS - operating income			1,351
Financial income (expense), net			21
Income before equity in earnings of non-consolidated companies and income tax			1,372
Equity in earnings of non-consolidated companies			53
Income before income tax			1,425

Net Sales	3,974	167	4,141
Depreciation and amortization	120	5	125

Three-month period ended March 31, 2022 - (Unaudited)	Tubes	Other	Total
Management view - operating income	410	5	415
Difference in cost of sales			70
Differences in selling, general and administrative expenses			(1)
IFRS - operating income			484
Financial income (expense), net			(1)
Income before equity in earnings of non-consolidated companies and income tax			483
Equity in earnings of non-consolidated companies			88
Income before income tax			571

Net Sales	2,203	164	2,367
Depreciation and amortization	137	6	143

In the three-month period ended March 31, 2023 and 2022, transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $30.3 million and $13.2 million respectively.

There are no material differences between the IFRS and management views in total revenues.

The differences between operating income under the IFRS and management views are mainly related to the cost of goods sold and other minor timing differences. For more information see note II.C “Segment information” in the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Geographical information

	North America	South America	Europe	Asia Pacific, Middle East and Africa (*)	Total
Three-month period ended March 31, 2023
Net sales	2,264,225	1,060,176	286,429	530,351	4,141,181
Capital expenditures	36,521	58,948	16,788	4,831	117,088
Depreciation and amortization	71,096	25,260	17,829	11,268	125,453

Three-month period ended March 31, 2022
Net sales	1,370,987	441,311	267,191	287,552	2,367,041
Capital expenditures	33,627	15,525	9,731	8,051	66,934
Depreciation and amortization	81,103	27,901	19,241	14,831	143,076

(*) Starting on January 1, 2023, Asia Pacific, Middle East and Africa segments were merged in a single geographical segment.

Allocation of net sales to geographical information is based on the final destination of the products sold. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). The principal countries from which the Company derives its revenues are USA, Argentina, Mexico, Canada, Colombia, Italy and Brazil.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. In the three-month period ended March 31, 2023 and 2022, revenues related to governmental institutions represented approximately 27% and 21% respectively.

Tubes segment revenues by market:

(All amounts in millions of U.S. dollars)

	Three-month period ended March 31,
Revenues Tubes	2023	2022
	(Unaudited)
Oil & Gas	3,504	1,835
Oil & Gas processing plants	212	168
Industrial, Power and Others	258	200
Total	3,974	2,203

4	Cost of sales

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Inventories at the beginning of the period	3,986,929	2,672,593
Plus: Charges of the period
Raw materials, energy, consumables and other	1,520,944	1,328,278
Services and fees	105,993	68,874
Labor cost	340,256	260,178
Depreciation of property, plant and equipment	98,163	108,344
Amortization of intangible assets	2,952	1,761
Depreciation of right-of-use assets	6,923	8,677
Maintenance expenses	89,212	55,338
Allowance for obsolescence	(11,250)	4,186
Taxes	95,165	10,988
Other	63,993	34,852
	2,312,351	1,881,476
Less: Inventories at the end of the period	(3,991,501)	(3,032,127)
	2,307,779	1,521,942

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

5	Selling, general and administrative expenses

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Services and fees	39,962	32,480
Labor cost	150,297	126,020
Depreciation of property, plant and equipment	4,902	5,353
Amortization of intangible assets	7,863	15,041
Depreciation of right-of-use assets	4,650	3,900
Freights and other selling expenses	198,106	142,270
Provisions for contingencies	7,361	1,538
Allowances for doubtful accounts	(213)	(34)
Taxes	51,008	22,706
Other	23,411	15,648
	487,347	364,922

6	Financial results

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
Interest Income	44,465	8,825
Net result on changes in FV of financial assets at FVTPL	3,422	-
Finance Income	47,887	8,825
Finance Cost	(31,545)	(1,835)
Net foreign exchange transactions results	7,333	17,152
Net foreign exchange derivatives contracts results	(2,736)	(25,207)
Other	(120)	(53)
Other Financial results	4,477	(8,108)
Net Financial results	20,819	(1,118)

Finance Income: For the three-month period ended March 2023 and 2022 includes $3.4 and $3.3 million of interest related to instruments carried at FVTPL, respectively.

Foreign exchange derivatives contracts results: For the three-month period ended March 2023 includes mainly losses on derivatives covering trade, social and fiscal receivables in Brazilian real largely offset by gains on derivatives covering trade, social and fiscal payables in Mexican peso.

For the three-month period ended March 2022 includes mainly losses on derivatives covering net receivables in Brazilian real and Mexican peso, together with losses on derivatives covering net liabilities in Euro and Japanese yen.

7	Dividend distribution

On February 15, 2023 the Company’s board of directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 3, 2023, the payment of an annual dividend of $0.51 per share ($1.02 per ADS), or approximately $602 million, which includes the interim dividend of $0.17 per share ($0.34 per ADS) or approximately $201 million, paid on November 23, 2022. If the annual dividend is approved by the shareholders, a dividend of $0.34 per share ($0.68 per ADS), or approximately $401 million will be paid on May 24, 2023, with an ex-dividend date of May 22, 2023. These Consolidated Condensed Interim Financial Statements do not reflect this dividend payable.

On May 3, 2022, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid in November 24, 2021 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 25, 2022, for an amount of approximately $331 million. In the aggregate, the interim dividend paid in November 2021 and the balance paid in May 2022 amounted to approximately $484 million.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

8	Property, plant and equipment, net

	2023	2022
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	5,556,263	5,824,801
Currency translation adjustment	8,768	6,350
Additions	107,612	59,874
Disposals / Consumptions	(11,456)	(5,698)
Transfers / Reclassifications	19	129
Depreciation charge	(103,065)	(113,697)
At March 31,	5,558,141	5,771,759

See note 16 for a description of certain restricted assets with a carrying value of $56.2 million held in Saudi Arabia by the Company’s subsidiary Saudi Steel Pipe Company (“SSPC”), in which Tenaris holds a 47.79%.

9	Intangible assets, net

	2023	2022
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	1,332,508	1,372,176
Currency translation adjustment	71	3,064
Additions	9,476	7,060
Disposals / Consumptions	-	(34)
Transfers / Reclassifications	(19)	(129)
Amortization charge	(10,815)	(16,802)
At March 31,	1,331,221	1,365,335

10	Right-of-use assets, net and lease liabilities

Right-of-use assets, net evolution

	2023	2022
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	111,741	108,738
Currency translation adjustment	108	88
Additions	12,345	25,980
Disposals / Consumptions	(258)	(2,574)
Depreciation charge	(11,573)	(12,577)
At March 31,	112,363	119,655

Right-of-use assets, net by underlying category

	At March 31,	At December 31,
	2023	2022
	(Unaudited)
Land and Civil Buildings	23,791	24,637
Industrial Buildings, Plant and Production Equipment	73,155	72,883
Vehicles, furniture and fixtures	14,509	13,249
Others	908	972
	112,363	111,741

Depreciation of right-of-use assets was mainly included in Tubes segment.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Lease liabilities evolution

	2023	2022
	(Unaudited)
Three-month period ended March 31,
Opening net book amount	112,177	117,285
Translation differences	762	(84)
Additions	12,345	25,980
Cancellations	(259)	(3,907)
Repayments of lease liabilities including interests	(11,316)	(16,211)
Interest accrued	890	813
At March 31,	114,599	123,876

As of March 31, 2023, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 43% and 29%, respectively.

As of March 31, 2022, the amount of remaining payments with maturities of less than 1 year, between 2 and 5 years and more than 5 years was approximately 28%, 38% and 34%, respectively.

11	Cash and cash equivalents and other investments

	At March 31,	At December 31,
	2023	2022
Cash and cash equivalents	(Unaudited)
Cash at banks	154,848	149,424
Liquidity funds	432,926	422,859
Short-term investments	273,720	519,244
	861,494	1,091,527

Other investments - current
Bonds and other fixed income	298,422	211,953
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	731,716	196,152
Fund investments	51,003	30,343
	1,081,141	438,448
Other investments - non-current
Bonds and other fixed income	375,677	113,574
Others	6,317	6,328
	381,994	119,902

12	Derivative financial instruments

	At March 31,	At December 31,
	2023	2022
	(Unaudited)
Derivatives hedging borrowings and investments	11,680	6,480
Other derivatives	18,753	24,325
Contracts with positive fair values	30,433	30,805

Other derivatives	6,831	7,127
Contracts with negative fair values	6,831	7,127

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

13	Category of financial instruments and classification within the fair value hierarchy

The following table illustrates the three hierarchical levels for valuing financial instruments at fair value and those measured at amortized cost as of March 31, 2023 and December 31, 2022.

	Carrying amount	Measurement Categories		At Fair Value
March 31, 2023 - (Unaudited)		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	861,494	428,568	432,926	432,926	-	-
Other investments	1,081,141	731,716	349,425	349,425	-	-
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	731,716	731,716	-	-	-	-
U.S. Sovereign Bills	202,982	202,982	-	-	-	-
Non-U.S. Sovereign Bills	15,831	15,831	-	-	-	-
Certificates of Deposits	169,627	169,627	-	-	-	-
Commercial Papers	140,491	140,491	-	-	-	-
Other notes	202,785	202,785	-	-	-	-
Bonds and other fixed income	298,422	-	298,422	298,422	-	-
U.S. government securities	171	-	171	171	-	-
Non - U.S. government securities	70,693	-	70,693	70,693	-	-
Corporates securities	227,558	-	227,558	227,558	-	-
Mutual Fund	51,003	-	51,003	51,003	-	-
Derivative financial instruments	30,433	-	30,433	-	30,433	-
Other Investments Non-current	381,994	-	381,994	375,677	-	6,317
Bonds and other fixed income	375,677	-	375,677	375,677	-	-
Other investments	6,317	-	6,317	-	-	6,317
Trade receivables	2,834,369	2,834,369	-	-	-	-
Receivables C and NC (*)	406,304	123,832	48,659	-	-	48,659
Other receivables	172,491	123,832	48,659	-	-	48,659
Other receivables (non-financial)	233,813	-	-	-	-	-
Total		4,118,485	1,243,437	1,158,028	30,433	54,976
Liabilities
Borrowings C and NC	593,646	593,646	-	-	-	-
Trade payables	1,067,602	1,067,602	-	-	-	-
Lease Liabilities C and NC	114,599	114,599	-	-	-	-
Derivative financial instruments	6,831	-	6,831	-	6,831	-
Total		1,775,847	6,831	-	6,831	-

	Carrying amount	Measurement Categories		At Fair Value
December 31, 2022		Amortized Cost	Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,091,527	668,668	422,859	422,859	-	-
Other investments	438,448	196,152	242,296	242,296	-	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	196,152	196,152	-	-	-	-
Certificates of deposits	36,167	36,167	-	-	-	-
Commercial papers	19,785	19,785	-	-	-	-
Other notes	140,200	140,200	-	-	-	-
Bonds and other fixed income	211,953	-	211,953	211,953	-	-
Non-U.S. government securities	108,310	-	108,310	108,310	-	-
Corporates securities	103,643	-	103,643	103,643	-	-
Mutual Fund	30,343	-	30,343	30,343	-	-
Derivative financial instruments	30,805	-	30,805	-	30,805	-
Other Investments Non-current	119,902	-	119,902	113,574	-	6,328
Bonds and other fixed income	113,574	-	113,574	113,574	-	-
Other investments	6,328	-	6,328	-	-	6,328
Trade receivables	2,493,940	2,493,940	-	-	-	-
Receivables C and NC (*)	395,531	105,397	48,659	-	-	48,659
Other receivables	154,056	105,397	48,659	-	-	48,659
Other receivables (non-financial)	241,475	-	-	-	-	-
Total		3,464,157	864,521	778,729	30,805	54,987
Liabilities
Borrowings C and NC	728,762	728,762	-	-	-	-
Trade payables	1,179,457	1,179,457	-	-	-	-
Lease Liabilities C and NC	112,177	112,177	-	-	-	-
Derivative financial instruments	7,127	-	7,127	-	7,127	-
Total		2,020,396	7,127	-	7,127	-

(*) Includes balances related to non-current derivative financial instruments and interest in our Venezuelan companies, see note 19.

There were no transfers between Levels during the period.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. The Company values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. The Company values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances in this level include net receivables related to the Company interest in the Venezuelan Companies for a total amount of approximately $48.7 million, which reflects the best estimation of the fair value calculated using the probability of occurrence of weighted scenarios applied to the potential transaction value resulting from the awards purchase agreement mentioned in note 19.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. The Company estimates that the fair value of its main financial liabilities is approximately 99% of its carrying amount including interests accrued as of March 31, 2023 as compared with 99.2% as of December 31, 2022. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

14	Investments in non-consolidated companies

This note supplements and should be read in conjunction with note 13 to the Company’s audited Consolidated Financial Statements for the year ended December 31, 2022.

	Three-month period ended March 31,
	2023	2022
	(Unaudited)
At the beginning of the period	1,540,646	1,383,774
Translation differences	4,932	30,861
Equity in earnings of non-consolidated companies	53,006	102,528
Impairment loss in non-consolidated companies (*)	-	(14,924)
Decrease in equity reserves and others	(1,142)	(1,602)
At the end of the period	1,597,442	1,500,637

(*) The three-month period ended March 31, 2022, includes an impairment of $14.9 million related to the joint venture with PAO Severstal (“Severstal”).

a)	Ternium

Ternium S.A. (“Ternium”) is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

As of March 31, 2023, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $41.26 per ADS, giving Tenaris’s ownership stake a market value of approximately $947.8 million. As of that date, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s Consolidated Condensed Interim Financial Statements, was approximately $1,408 million. The Company reviews its participation in Ternium whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

On April 24, 2023, the Board of Directors of Ternium Argentina approved the payment of a dividend in kind of approximately $624 million in U.S. dollar denominated Argentine bonds. Considering the impact of foreign exchange restrictions in Argentina, there will be a negative effect at the time those financial instruments will be transferred to the controlling shareholder of Ternium Argentina S.A.

b)	Usiminas

Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) is a Brazilian producer of high-quality flat steel products used in the energy, automotive and other industries.

On March 30, 2023, the Company’s subsidiary, Confab, together with Tenaris’s affiliates Ternium Investments and Ternium Argentina, all of which compose the T/T Group within Usiminas control group, entered into a share purchase agreement to acquire from the NSC Group, pro rata to their current participations in the T/T Group, 68.7 million ordinary shares of Usiminas at a price of BRL10 (approximately $1.9) per ordinary share. Pursuant to the transaction, Tenaris would pay approximately BRL110 million (approximately $21.6 million) in cash for 11 million ordinary shares, increasing its participation in the Usiminas control group to 9.8%. Upon the closing of this transaction, the T/T Group will hold an aggregate participation of 61.3% in the control group, with the NSC Group and Previdência Usiminas (Usiminas employees’ pension fund) holding 31.7% and 7%, respectively. The transaction is subject to approval by Brazil’s antitrust authorities and will be financed with cash on hand.

The Company will continue having significant influence over Usiminas and consequently will continue accounting for its investment under the equity method.

At closing, the existing Usiminas shareholders agreement will be replaced by a new shareholders agreement setting forth a new governance structure for Usiminas. The T/T Group will nominate a majority of the Usiminas board of directors, the chief executive officer and four other members of the Usiminas board of officers. Of the positions allocated to the T/T Group, Tenaris will retain the right to nominate one member of the Usiminas board of directors and one member of the Usiminas board of officers. Ordinary decisions may be approved with a 55% majority of Usiminas’ control group shares.

At any time after the second anniversary of the closing of the transaction, the T/T Group will have the right to buy the NSC Group’s remaining interest in the Usiminas control group (153.1 million ordinary shares) at the higher of BRL10 per share and the 40-trading day average price per share immediately prior to the date of exercising the option. In addition, the NSC Group will have the right, at any time after the closing of the transaction, to withdraw its remaining shares from the control group and sell them in the open market after giving the T/T Group the opportunity to buy them at the 40-trading day average price per share, as well as the right, at any time after the second anniversary of the closing, to sell such shares to the T/T Group at BRL10 per share. Confab will have the right but not the obligation to participate in each such transaction pro rata to its current participation in the T/T Group.

The Company will account for the transaction if and when the conditions precedent to closing are satisfied and the acquisition is completed.

As of March 31, 2023, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL7.97 ($1.57) and BRL7.29 ($1.43), respectively, giving Tenaris’s ownership stake a market value of approximately $59.1 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $116.9 million.

The Company reviews its participation in Usiminas whenever events or circumstances indicate that the asset’s carrying amount may not be recoverable. As of March 31, 2023, the Company concluded that the carrying amount did not exceed the recoverable value of the investment.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

c)	Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of 900 MW. As of March 31, 2023, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol Internacional S.L. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), beneficially owned 48% and 30% respectively. As of March 31, 2023, the carrying value of Tenaris’s ownership stake in Techgen was approximately $45.3 million.

Techgen entered into certain transportation capacity agreements, equipment and other services related to the equipment, and an agreement for the purchase of clean energy certificates. As of March 31, 2023, Tenaris’s exposure under these agreements amounted to $41.8 million, $0.9 million and $17.1 million respectively.

Techgen’s sponsors granted certain subordinated loans to Techgen. As of March 31, 2023, the aggregate outstanding principal amount under these subordinated loans was $264.2 million, of which $58.1 million correspond to Tenaris’s contribution.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantees previously issued by Techgen’s shareholders to secure the replaced facility.

The existing syndicated loan agreement is non-recourse on the sponsors. Techgen’s obligations thereunder are guaranteed by a Mexican security trust (covering shares, assets, accounts and contract rights), account pledges and certain direct agreements –customary for these type of transactions–. The commercial terms and conditions governing the purchase by the Company’s Mexican subsidiary, Tubos de Acero de México, S.A. (“Tamsa”), of 22% of the energy generated by Techgen remain substantially unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of March 31, 2023, amounted to $10.9 million.

d)	Global Pipe Company

Global Pipe Company (“GPC”) is a Saudi-German joint venture, established in 2010 and located in Jubail, Saudi Arabia, which manufactures LSAW pipes. Tenaris, through its subsidiary SSPC, currently owns 35% of the share capital of GPC. As of March 31, 2023, the carrying value of Tenaris’s ownership stake in GPC was approximately $23.9 million.

SSPC and the other three owners of GPC have issued corporate guarantees to secure repayment of loan agreements entered into by GPC, with the Saudi Investment Development Fund, the Saudi British Bank, the National Commercial Bank and Banque Saudi Fransi to finance GPC’s capital expenditures and working capital. As of March 31, 2023, SSPC had issued guarantees for an aggregate amount of up to $93 million.

In December 2022, EEW, a German company that owns another 35% interest in GPC, expressed its intention to sell its entire interest in GPC for a cash amount of $9.9 million and a release of EEW’s corporate guarantees with respect to GPC’s debt. SSPC and another shareholder that owns a 20% interest in GPC exercised their respective rights of first refusal. Each such acquisition is subject to receipt of customary conditions, including competition clearance and bank consents. If both acquisitions are consummated, SSPC will acquire a 22.3% additional interest in GPC (thus totaling a 57.3% interest) and will assume a portion of EEW’s corporate guarantees (so that SSPC’s exposure under the guarantees will increase to $152.9 million based on debt amounts as of March 31, 2023).

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

15	Contingencies, commitments and restrictions to the distribution of profits

(i)	Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, the Company was able to make a reliable estimate of the expected loss or range of probable loss and, depending on the likelihood of occurrence, in some of such cases has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice the Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Condensed Interim Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and the Company could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Condensed Interim Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas

Confab, a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. On March 7, 2023, the Superior Court of Justice, by majority vote, rejected CSN’s appeal. CSN has made several submissions in connection with the Supreme Court of Justice decision, including a motion for clarification. In addition, plaintiffs may appeal against the Superior Court of Justice’s decision. At this time, the Company cannot predict whether CSN will appeal against the decision and, if appealed, the ultimate resolution on the matter.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

The Company continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (“CVM”) in February 2012 and December 2016, the first and second instance court decisions and the March 2023 decision of the Superior Court of Justice referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul. However, each lawsuit will be adjudicated separately.

On September 28, 2018, Confab and Chubb entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, the court subsequently homologated the above-mentioned settlement and, accordingly, the claim was finalized.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL95.2 million (approximately $18.7 million) including interest, fees and expenses. Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL81.7 million (approximately $16.1 million) of damages arising therefrom. Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. In June 2022, the court resolved that it lacked jurisdiction to decide on the appeal, which was re-allocated to another court. The parties are currently waiting for the trial of the appeal to be scheduled. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪	Petrobras-related proceedings and claims

The Company is aware that Brazilian, Italian and Swiss authorities investigated whether certain payments were made prior to 2014 from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab.

Upon learning of the investigation, the Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review of these matters. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission (“SEC”) and the U.S. Department of Justice (“DOJ”) in October 2016. The Company conducted, with the assistance of external counsel, an internal investigation and found no evidence corroborating any involvement by the Company or its directors, officers or employees in respect of improper payments. An internal investigation commissioned by Petrobras also found no evidence that Confab obtained any unfair commercial benefit or advantage from Petrobras in return for payments, including improperly obtained contracts. On June 2, 2022, the Company resolved the investigation by the SEC, and the DOJ informed that it had closed its parallel inquiry without taking action. Under the settlement with the SEC, the Company neither admits nor denies the SEC’s findings and on June 24, 2022, paid $53.1 million in disgorgement and prejudgment interest and $25 million for a civil penalty to conclude the matter.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

In July 2019, the Company learned that the public prosecutors’ office of Milan, Italy, had completed a preliminary investigation into the same alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. The Company is not a party to the proceedings. On March 22, 2022, upon completion of the evidentiary phase of the trial, the acting prosecutor requested the first-instance court in Milan in charge of the case to impose sanctions on our Chairman and Chief Executive Officer, on the other two board members, and on San Faustin. The Company’s outside counsel in Italy advised the Company that neither the case file nor the prosecutor’s request contain or identify any evidence of involvement in, or knowledge of, the alleged wrongdoing by any of the three directors. On May 26, 2022, the first-instance court dismissed the case brought by the public prosecutor against the defendants for lack of jurisdiction and stated that the criminal proceeding should not have been initiated. On October 7, 2022, the public prosecutor filed an appeal against the first-instance court’s decision.

In June 2020, the Brazilian public prosecutors’ office requested the indictment of several individuals, including three executives or former executives of Confab and a former agent of Confab, charging them with the alleged crimes of corruption in relation to contracts executed between 2007 and 2010, and money laundering in relation to payments between 2009 and 2013. These criminal proceedings are underway. Neither the Company nor Confab is a party to these criminal proceedings.

In addition, Petrobras and the Brazilian public prosecutors filed civil claims for damages against, among others, Confab and the Confab executives named in the criminal proceedings referred to above. Confab became aware of these civil claims in September 2022. As of March 31, 2023, the aggregate amount of these claims was estimated at BRL284.2 million (or approximately $55.9 million). The plaintiffs also seek that Confab be prohibited from contracting with, or receiving benefits or exemptions from, the Brazilian state for an unspecified term. Confab believes these claims do not address either the defense arguments or the evidence available to the plaintiffs in Brazil and presented in other jurisdictions and is vigorously contesting them. At this stage, the Company cannot predict the outcome of these civil proceedings.

▪	Putative class actions

Following the Company’s November 27, 2018, announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014, through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that the nationalization proceeds received by Ternium (in which the Company held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. On October 9, 2020, the court granted in part and denied in part the defendants’ motions to dismiss. The court partially granted and partially denied the motion to dismiss the claims against the Company and its Chairman and CEO. In addition, the court granted the motions to dismiss as to all claims against San Faustin, Techint, and Tenaris’s former CFO. On November 11, 2022, the parties filed a joint notice of settlement announcing a settlement in principle of all claims in the action, subject to finalizing the settlement agreements and court approval. The parties’ agreement in principle provides that, in exchange for dismissal of the action and customary releases from class members and with no admission of liability by Tenaris or Mr. Rocca, Tenaris will pay to the class $9.5 million (inclusive of legal fees to lead plaintiff’s counsel). On April 10, 2023, the court granted preliminary approval to the class settlement. The final settlement approval hearing is set for October 19, 2023.

▪	Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and / or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may appeal before the courts. The estimated amount of this claim is BRL59.6 million (approximately $11.7 million). At this stage, the Company cannot predict the outcome of this claim.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	U.S. patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued in 2017 by its competitor Global Tubing, alleging defamatory conduct by TCT and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT counterclaimed that certain Global Tubing products did infringe patents held by TCT, and Global Tubing has since sought to invalidate such patents. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant), alleging, among other things, that TCT and the Company had misled the patent office. On March 20, 2023, the judge granted summary judgment in favor of Global Tubing, concluding that the patents at issue are unenforceable due to inequitable conduct during the patent prosecution process. TCT and the Company are analyzing whether to appeal this judgment. Global Tubing filed a brief seeking to recover attorneys’ fees, without specifying the amount of those fees. Although it is not possible to predict the final outcome of this matter, the Company believes that any potential losses arising from this case will not be material.

▪	U.S. Antidumping Duty and Countervailing Duty Investigations

On October 27, 2021, the U.S. Department of Commerce (“DOC”) announced the initiation of antidumping duty investigations of oil country tubular goods (“OCTG”) from Argentina, Mexico, and Russia and countervailing duty investigations of OCTG from Russia and South Korea. The investigations were initiated on the basis of a petition by U.S. Steel Tubular Products, Inc., a small number of other U.S. domestic welded OCTG producers, and a steelworkers’ union. On November 22, 2021, the International Trade Commission (“ITC”) made a preliminary determination of injury, allowing the investigations to proceed. Subsequently, the DOC issued affirmative preliminary and final antidumping determinations with respect to imports from Argentina, Mexico and Russia, and final affirmative countervailing duty determinations with respect to imports from Russia and from some Korean exporters. On October 27, 2022, the ITC determined that the imports under investigation caused injury to the U.S. OCTG industry, bringing the investigation phase to a conclusion. Tenaris and other parties have appealed the agency determinations from the investigation to the Court of International Trade. As a result of the investigation, and unless overturned on appeal, Tenaris is required to pay antidumping duty deposits (at a rate of 78.30% for imports from Argentina and 44.93% for imports from Mexico) until such time the imports are reviewed by the DOC to determine whether final duties are necessary for the specific period under review. Tenaris has been paying such deposits since May 11, 2022, reflecting the amount of such deposits in its costs. The deposit rates may be reset periodically based on the results of the review process. It is possible that, through the periodic review process, the deposits may be either returned to Tenaris in whole or in part, or may be increased.

(ii)	Commitments and guarantees

Set forth is a description of the Tenaris’s main outstanding commitments:

▪	Certain subsidiaries of the Company entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of March 31, 2023, the aggregate amount to take or pay the committed volumes for an original 14-year term totaled approximately $34.6 million.

▪	A subsidiary of the Company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Company’s subsidiary has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Company’s subsidiary may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Company’s subsidiary will benefit from the proceeds of such sale.

▪	A U.S. subsidiary of the Company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a specified minimum volume of steel bars, at prices subject to quarterly adjustments. The contract became effective upon delivery of the first purchase order, which occurred in April 2021, and will remain in force for a 3-year term. As of March 31, 2023, the estimated aggregate contract amount calculated at current prices, is approximately $85.3 million. The contract gives the subsidiary of the Company the right to temporarily reduce the quantities to be purchased thereunder to 75% of the agreed-upon minimum volume in cases of material adverse changes in prevailing economic or market conditions.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

▪	In connection with the closing of the acquisition of IPSCO, a U.S. subsidiary of the Company entered into a 6-year master distribution agreement (the “MDA”) with PAO TMK (“TMK”) whereby, since January 2, 2020, Tenaris became the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada since January 1, 2020. At the end of the MDA’s 6-year term, TMK would have the option to extend the duration of its term for an additional 12-month period. Under the MDA, the Company is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products, based on the aggregate market demand for the relevant product category in the United States in the relevant year. In February 2022, however, the Company and TMK agreed that there shall be no minimum yearly purchase requirement for the OCTG product category for the year ended December 31, 2022, and there shall be no minimum yearly purchase requirement for TMK line pipe products under the MDA neither for the contract year ended December 31, 2022, nor for any subsequent contract year until expiration of the MDA’s term. In addition, no purchases of TMK products were made during 2023. The parties are currently discussing the termination of the MDA.

▪	Certain subsidiaries of the Company entered into agreements with Vestas Group for the supply of materials and services related to the construction of a wind farm in Argentina. As of March 31, 2023, the remaining amount related to this commitment was $33 million.

▪	Certain subsidiaries of the Company entered into a contract with Usiminas from which they committed to purchase steel coils for a remaining amount of approximately $25 million to use for manufacturing welded pipes for the construction of the Presidente Nestor Kirchner Gas Pipeline (“GPNK”) in Argentina.

▪	A subsidiary of the Company entered into a contract with the supplier JFE Steel Corporation for the purchase tubular material, including 13 Chrome alloy products following the closure of NKKTubes.

In addition, Tenaris (i) applied for stand-by letters of credit as well as corporate guarantees covering certain obligations of Techgen as described in note 14 (c), (ii) issued corporate guarantees securing certain obligations of GPC, as described in note 14 (d) and (iii) issued performance guarantees mainly related to long-term commercial contracts with several customers and parent companies for approximately $3.7 billion as of March 31, 2023.

(iii)       Restrictions on the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of March 31, 2023, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

16	Cancellation of title deed in Saudi Steel Pipe Company

In early 2021, the Company learned through the Saudi Ministry of Justice’s online portal that the electronic title deeds to certain land plots of its Saudi Arabian subsidiary SSPC had become inactive due to cancellation by court order.

The affected land plots, with a total surface of 811,284 square meters, are located in Dammam, Saudi Arabia, and were purchased from a private entity on February 2010, pursuant to a written purchase agreement duly executed by SSPC in full compliance with the laws of the Kingdom of Saudi Arabia. The purchase of the land occurred before Tenaris’s acquisition of a 47.79% interest in SSPC in 2019. The affected plots are not part of the production facility of SSPC, have been partially used as a warehouse, and have a carrying value on Tenaris’s financial statements of $56.2 million.

As of the date hereof, neither the cancellation nor the court order have been notified to SSPC or otherwise been made public by the authorities, and the legal basis for the court order is unknown. On May 4, 2021, SSPC filed a petition with an ad-hoc newly-created special committee at the Saudi Ministry of Justice, seeking to have its title deeds reinstated. At this time, it is not possible to predict the outcome of this matter.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

17	Foreign exchange control measures in Argentina

Beginning in September 2019, the Argentine government has imposed and continues to impose significant restrictions on foreign exchange transactions. Restrictions have tightened significantly over time. The main currently applicable measures are described below:

  Foreign currency proceeds derived from exports of goods must be sold into the Argentine foreign exchange market and converted into Argentine pesos within 60 days (if made to related parties) or 180 days (if made to unrelated parties) from shipment date, or, if collected earlier, within five days of collection.
  Foreign currency proceeds from exports of services must be sold into the Argentine foreign exchange market and converted into Argentine pesos within five business days of collection.
  Access to the Argentine foreign exchange market to pay for imports of services rendered by related parties (including royalties) is generally subject to Argentine Central Bank approval. Effective October 17, 2022, the Argentine Central Bank put in place a new regulation on import of services rendered by non-related parties, pursuant to which the Argentine Central Bank may clear or not the payment of import of services and, if cleared, may determine a payment term equal or different to that being requested. There are no rules on the conditions upon which the Argentine Central Bank may clear or determine alternative payment terms. Effective November 1, 2022, this new regulation replaced previous rules.
  Access to the Argentine foreign exchange market to pay for imports of goods is subject to several restrictions. For example, advance payments or at sight cannot be made, and companies cannot access the official foreign exchange market if they hold cash or investments in excess of $100 thousand. Earlier this year, the Argentine government imposed additional limits to the amount of import payments that could be made by any single company per month or per year; companies that exceed such limits were required to obtain import financing of at least 180 days from the date of nationalization of the goods, except to the extent the goods qualify under a very limited number of exceptions, such as the import of capital goods and certain raw materials. Effective October 17, 2022, the Argentine government implemented a new system, known as the SIRA system, pursuant to which the Argentine government may clear or not the payment of imports and, if cleared, may determine a payment term equal or different to that being requested. There are no objective conditions upon which the Argentine government may clear the payment of imports or determine alternative payment terms under the SIRA system. The exceptions for the import of capital goods and certain raw materials, including many of those used by the Company’s Argentine subsidiaries, still exist under the SIRA system.
  Negotiations with the Argentine authorities to raise the foregoing limits and/or expand the list of exceptions to obtain access to foreign currency to pay for import of goods (including raw materials to manufacture goods in Argentina) are ongoing.
  Access to the Argentine foreign exchange market to pay debt service (principal and interest) for financial debts with related parties requires prior Argentine Central Bank approval, unless the loan proceeds are sold in the Argentine foreign exchange market and converted into Argentine pesos after October 2, 2020, and such debts carry an average life of no less than 2 years.
  Debts with foreign creditors larger than $2 million maturing on or before December 31, 2023, need to be refinanced in at least 60% of outstanding principal and for a minimum period of 2 years.
  Access to the Argentine foreign exchange market to make dividend payments requires prior Argentine Central Bank approval.

When required, Argentine Central Bank approvals are rarely, if ever, granted.

The above-described measures substantially limit the ability of Argentine companies to obtain foreign currency and make certain payments and distributions out of Argentina through the Argentine foreign exchange market. Access to foreign currency and transfers out of Argentina can be achieved, however, through securities transactions involving bonds or shares with multiple listings. Such transactions are subject to certain restrictions and limits, which change from time to time, and often result in a financial loss being generated at the time of making any such transaction.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

Tenaris’s financial position in Argentine peso as of March 31, 2023, amounted to a net short exposure of approximately $171 million. As of March 31, 2023, the total equity of Argentine subsidiaries represented approximately 11% of Tenaris’s total equity and the sales performed by Argentine subsidiaries during the year ended on March 31, 2023, amounted approximately to 26% of Tenaris’s total sales. Assets and liabilities denominated in Argentine peso as of March 31, 2023, have been valued at the prevailing official exchange rates.

Management continues to monitor closely the evolution of the main variables affecting its business, identifying the potential impact thereof on its financial and economic situation and determining the appropriate course of action in each case. The Company’s Consolidated Condensed Interim Financial Statements should be read taking into account these circumstances.

This context of volatility and uncertainty remains in place as of the issue date of these Consolidated Condensed Interim Financial Statements. If restrictions to access the official foreign exchange market continue to be maintained, or are further tightened, our Argentine subsidiaries could be restricted from making payment of imports for key steelmaking inputs (which would adversely affect their operations), or would need to resort to alternative, more expensive arrangements (which would adversely affect their results of operations).

18	Related party transactions

As of March 31, 2023:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.07% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”.

The following transactions were carried out with related parties:

		Three-month period ended March 31,
		2023	2022
(i)	Transactions	(Unaudited)
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	11,524	45,536
	Sales of goods to other related parties	36,433	32,114
	Sales of services to non-consolidated parties	457	332
	Sales of services to other related parties	38,204	19,308
		86,618	97,290
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	166,193	94,121
	Purchases of goods to other related parties	9,512	9,124
	Purchases of services to non-consolidated parties	2,589	2,228
	Purchases of services to other related parties	12,798	3,928
		191,092	109,401
	(c) Financial Results
	Income from non-consolidated parties	1,401	726
		1,401	726

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

		At March 31,	At December 31,
		2023	2022
(ii)	Period-end balances	(Unaudited)
	(a) Arising from sales / purchases of goods / services / others
	Receivables from non-consolidated parties	70,226	69,135
	Receivables from other related parties	73,915	78,370
	Payables to non-consolidated parties	(40,054)	(142,228)
	Payables to other related parties	(5,906)	(13,283)
		98,181	(8,006)
	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(1,609)	(1,650)
	Finance lease liabilities from other related parties	(461)	(483)
		(2,070)	(2,133)

In addition to the tables above, the Company issued various guarantees in favor of Techgen and GPC; for further details, please see note 14 (c and d) and note 15 (ii). No other material guarantees were issued in favor of other related parties.

19	Nationalization of Venezuelan Subsidiaries

Following the nationalization by the Venezuelan government of the Company’s interests in its majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and Matesi Materiales Siderúrgicos S.A (“Matesi”) and in Complejo Siderúrgico de Guayana, C.A (“Comsigua”), the Company and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”) initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations and obtained favorable awards, which are final and not subject to further appeals.

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim and granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $173 million (including $0.2 million of legal fees), payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of March 31, 2023, post-award interest calculated at the award rate amounted to approximately $151.6 million and, accordingly, the total amount owed by Venezuela under the award as of March 31, 2023, was $324.6 million.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On July 17, 2020, the court entered judgment recognizing the Matesi award. The judgment orders Venezuela to pay to Tenaris and Talta an amount of $256.4 million, including principal and post-award interest through the judgment date, and provides for post-judgment interest to accrue on this sum at the U.S. federal statutory rate. As of March 31, 2023, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $1 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of March 31, 2023, was $257.4 million.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim and granted compensation in the amount of $137 million and ordered Venezuela to pay an additional amount of $76 million in pre-award interest and to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008, until the day of effective payment at a rate equivalent to LIBOR + 4% per annum. As of March 31, 2023, post-award interest calculated at the award rate amounted to approximately $89.7 million and, accordingly, the total amount owed by Venezuela under the award as of March 31, 2023, was $306 million.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award in the United States. On March 29, 2021, the court granted Tenaris’s and Talta’s request to recognize the Tavsa award and on August 24, 2021, the court entered judgment in favor of Tenaris and Talta and against Venezuela in the amount of $276.9 million, with post-judgment interest accruing from the date of judgment at the federal statutory post-judgment interest rate. On November 5, 2021, the court, in response to a motion by Tenaris and Talta, amended the judgment amount to $280.7 million, with post-judgment interest continuing to accrue from August 24, 2021, at the federal statutory post-judgment interest rate. As of March 31, 2023, post-judgment interest calculated at the U.S. judgment rate amounted to approximately $0.3 million and, accordingly, the total amount owed by Venezuela under the U.S. judgment as of March 31, 2023, was $281 million.

Both the Matesi and Tavsa judgments, however, may not be enforced in the U.S. to the extent prohibited by the Venezuelan sanctions regulations issued by the U.S. Treasury Department’s Office of Foreign Assets Control currently in effect.

Transfer of the Awards and Judgements

On January 25, 2023, Tenaris and Talta entered into an awards purchase agreement with an unaffiliated purchaser pursuant to which Tenaris and Talta agreed to sell all of their rights, title and interests in the above-referenced claims, awards and judgements, including all post-award or post-judgement interest accruing on the awards and judgements, for a purchase price of $81 million, plus a non-refundable signing payment of $1 million as reimbursement of expenses. The transfer of the awards and judgements is subject to the Office of Foreign Assets Control (“OFAC”) approval, and according to the agreement must be obtained by February 25, 2024. The uncertainty associated with the OFAC approval is factored into the fair value determination of the related receivable.

20	Termination of NKKTubes joint venture

NKKTubes, a company owned 51% by Tenaris and 49% by JFE Holdings Inc. (“JFE”), used to operate a seamless pipe manufacturing facility in Japan, located in the Keihin steel complex owned by JFE. On March 27, 2020, JFE informed Tenaris of its decision to permanently cease as from JFE’s fiscal year ending March 2024 the operations of its steel manufacturing facilities located at the Keihin complex; on November 2, 2021, Tenaris and JFE agreed to terminate amicably their joint venture and liquidate NKKTubes; and on November 2, 2022, Tenaris and JFE entered into a definitive wrap-up agreement. Under these agreements:

a)	NKKTubes’ manufacturing and production operations were closed by June 30, 2022;

b)	the lease agreement of the Keihin steel complex between JFE and NKKTubes was terminated as of September 30, 2022;

c)	all agreements that allowed the operation of the joint venture, and all agreements with local Japanese customers and subcontractors, were terminated;

d)	all tangible fixed assets owned by NKKTubes and placed in the Keihin steel complex were either purchased by JFE or removed and disposed of; and all intangible assets belonging to NKKTubes were allocated between the parties; and

e)	all related dissolution and liquidation costs were allocated between the parties.

Liquidation of NKKTubes is expected to be accomplished by April 28, 2023.

In July 2022, Tenaris and JFE entered into an agreement for the provision of tubular material, including 13 Chrome alloy products, thereby ensuring a continued supply of such products to international customers after NKKTubes’ closure. In addition, Tenaris and JFE entered into a license agreement under which JFE granted Tenaris a perpetual non-exclusive license over some JFE’s patents, for Tenaris to manufacture and sell worldwide Super 13 Chrome products.

For more information on the accounting treatment of the termination of the NKKTubes joint venture, see note 35 “Other relevant information - Agreement to terminate NKKTubes joint venture” to the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Consolidated Condensed Interim Financial Statements
For the three-month period ended March 31, 2023 - all amounts in thousands of U.S. dollars, unless otherwise stated

21	Events after the reporting period

Acquisition of anticorrosion coating assets

On April 21, 2023, one of the Company’s subsidiaries entered into a preliminary agreement with Isoplus Mediterranean S.r.l. to acquire as a going concern all of the assets and related rights, duties, liabilities and contracts of Isoplus’ anticorrosion coating division for EUR9.3 million (approximately $10 million). The transaction is subject to customary conditions, and closing is expected to occur on or before June 30, 2023.

Alicia Móndolo
Chief Financial Officer